UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2018

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1.  The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.                            Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the John Deere Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the “Plan”) as of October 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended October 31, 2018. In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended October 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of October 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 27, 2019

We have served as the Company’s auditor since 1985.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2018 AND 2017 (IN THOUSANDS)

ASSETS:	2018	2017

PARTICIPANT-DIRECTED INVESTMENTS
Investment in John Deere Savings Plans Master Trust	$6,092,587	$5,908,623

RECEIVABLES - Loans to participants	46,281	43,182

NET ASSETS AVAILABLE FOR BENEFITS	$6,138,868	$5,951,805

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 2018 (IN THOUSANDS)

ADDITIONS:

CONTRIBUTIONS:
Participant	$175,252
Company	163,756
Total contributions	339,008

INVESTMENT INCOME - Net participation in activity of John Deere
Savings Plans Master Trust	147,455

Net transfers from affiliate plan	4,489

Interest on participant loans	2,527

TOTAL ADDITIONS	493,479

DEDUCTIONS:
Benefits paid to participants	306,122
Administrative expenses	294
Total deductions	306,416

INCREASE IN NET ASSETS	187,063

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	5,951,805

End of year	$6,138,868

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

OCTOBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED OCTOBER 31, 2018

1.                    DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the “Plan”).  This description applies to each of the years for which financial statements are presented and provides only general information.  For a more complete description of the Plan’s provisions, participants should refer to the Plan document.

Deere & Company (the “Company”) maintains two defined contribution plans in the U.S. for the benefit of its employees.  The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the “Master Trust”).  These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees.  Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established July 1, 1984 by the Company for eligible employees of the Company and its subsidiaries.  The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax advantaged savings and to assist them through matching contributions from the Company’s profits.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Deere & Company 401(k) Benefits Committee is the administrator of the Plan.  Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee (“Trustee”), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, “Fidelity”).

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the U.S. payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation.  The Plan provides for automatic enrollment of all eligible newly-hired employees at a six percent deferral rate. The Plan has an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee.  Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative.  Participant contributions can range from one percent to 75 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code (“IRC”).  Participants may amend or revoke their elections as of the next occurring payroll period.  The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan up to a maximum of six percent of the employee’s earnings, as limited by the IRC.  The percentage is determined in accordance with the Plan document, and is based on the profitability of the Company during the preceding fiscal year.

Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in the funds as specified by participants.  Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee’s 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

The Plan has a Traditional option which covers employees with hire dates before November 1, 1996 except for those employees who opted into the Contemporary option described below. Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

The Plan has a Contemporary option which generally covers employees with hire dates on or after November 1, 1996 and existing employees at January 1, 1997 that selected this option. Under this option, participants receive a higher matching contribution from the Company than participants in the Traditional option. In the Contemporary option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. The matching contribution for the Contemporary option does not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day.  Participants are immediately vested in their contributions and allocated earnings or losses.  The benefit to which a participant is entitled is one that can be provided from the participant’s vested account balance.

Forfeited Accounts – At October 31, 2018 and 2017, forfeited nonvested accounts totaled $337,585 and $423,961, respectively.  These accounts will be used to reduce future Company contributions.  During the year ended October 31, 2018, Company contributions were reduced by $1,154,039 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2018:

•                 Blended Interest Fund

•                 Wells Fargo Core Plus Bond Fund

•                 Deere & Company Common Stock Fund*

•                 Any of 22 Common Collective Trust Funds

•                 Mutual Fund

*Participants may not invest more than 20% of their future contributions in the Deere & Company Common Stock Fund or make an exchange into the Deere & Company Stock Fund that would result in the participant’s Deere & Company Stock Fund holdings exceeding 20% after the exchange.

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account.  Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.  If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances.  Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence).  The loans are secured by the balance in the participant’s account and interest is assessed at a rate which is determined based on the published prime interest rate.   Repayment for actively employed participants is intended to be made via payroll deductions.  A participant with an outstanding loan at the time of unpaid leave of absence, retirement, or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers.  A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current.  The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less.  Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant.  If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2.  Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2.  Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.  The beneficiary of a participant who died may elect a deferred distribution payable no later than five years after the participant’s death.  Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash.  Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a)       Level Sum Distribution – A specified dollar amount is distributed monthly.

(b)      Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c)       Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d)      Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service (“IRS”) guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant.  A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions.  Only one hardship withdrawal is allowed in a 12-month period.

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value except for the Blended Interest Fund, which is recorded at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes.  The number of units and related net asset value per unit as of October 31, 2018 and 2017 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit

October 31, 2018	3,153,428	2,501,545	$ 195.46
October 31, 2017	3,283,153	2,575,482	$ 191.63

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts (“GICs”) as described in Note 3 and is measured at contract value.  Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value.  The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month.  Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund’s net asset value on that day.  Dividends in other funds are recorded on the ex-dividend date and are allocated to participants’ accounts on that day.  Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Appreciation – Includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends – Interest and dividends investment income in the Master Trust includes dividends on the mutual fund, a Common Collective Trust Fund, and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees – Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers From Affiliate Plan – Transfers represent net assets transferred to the Plan during the year ended October 31, 2018 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2018 and 2017.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter.  Participants also pay administrative costs for loans and qualified domestic relation orders. The remaining expense is paid by the Company.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Recent Accounting Pronouncement – In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting”. This ASU requires a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This ASU also requires all plans to disclose the dollar amount of their investments measured at fair value by general type of investment and the investments and other assets and liabilities of the master trust, as well as the dollar amount of its interest in these balances. The ASU was early adopted and was applied retrospectively. The adoption did not affect the statements of net assets available for benefits and the statement of changes in net assets available for benefits, but the master trust disclosure was modified. See Note 4.

3.                    BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.  The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments, and the spread between the market value and contract value.

The synthetic GICs include underlying assets consisting of various fixed income securities which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, American General Life Company, Transamerica Premier Life, Bank of Tokyo-Mitsubishi, Nationwide Life Insurance Company, and Prudential Insurance Company of America. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances.  The Master Trust’s ability to receive amounts due pursuant to the wrapper contracts depends on the issuers’ ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments.  In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are not probable.

4.                    MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan’s proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses.  Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the John Deere Tax Deferred Savings Plan for Wage Employees for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, Fidelity, as trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans.  The Master Trust net assets and the Plan’s interest in the Master Trust net assets at October 31, 2018 and 2017 are summarized as follows (in thousands of dollars):

		2018		2017
	Master Trust	Plan’s Interest in Master Trust	Master Trust	Plan’s Interest in Master Trust

Noninterest-Bearing Cash	$844	$816	$504	$503

Blended Interest Fund at Contract Value	492,939	395,153	522,492	418,510

Deere & Company Common Stock Fund	616,371	488,953	629,155	493,543
Common Collective Trust Funds	5,312,739	4,726,969	5,083,142	4,523,782
Wells Fargo Core Plus Bond Fund	81,280	74,570	80,116	73,602
Mutual Funds	84,441	75,653	90,603	81,811
Fidelity BrokerageLink Accounts	361,086	337,195	345,218	324,190
Total Investments at Fair Value	6,455,917	5,703,340	6,228,234	5,496,928

Receivables	7,362	5,961	10,544	8,939

Total Assets	6,957,062	6,105,270	6,761,774	5,924,880

Liabilities	15,231	12,683	18,625	16,257

Net Assets	$6,941,831	$6,092,587	$6,743,149	$5,908,623

The net investment income of the Master Trust and the Plan’s interest for the year ended October 31, 2018 consisted of the following (in thousands of dollars):

	Master Trust	Plan’s Interest in Master Trust

Net appreciation	$124,956	$109,931
Interest and dividends	43,567	37,524
Net investment income	$168,523	$147,455

The Master Trust holds shares or interests in investments where the fair value is estimated based on the net asset value per share (or its equivalent).  At October 31, 2018 and 2017, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2018	2017
	Fair Value	Fair Value

Lifepath Index Funds	$2,591,102	$2,471,796
Stock Index Funds	621,614	740,552
Bond Index Funds	99,796	96,537
Real Estate Index Fund	30,201	30,818
Small-Mid Cap Fund	335,323	157,977
Large Cap Funds	1,285,307	1,224,071
Commodity Index Fund	10,566	10,206
Short-Term Investment Fund	110,664	108,524
International Stock Funds	228,166	242,661
	$5,312,739	$5,083,142

Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities.
Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at October 31, 2018 and 2017.

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2018, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock Fund	$616,371			$616,371

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$6,005		6,005
Commercial Mortgage-Backed Securities		1,692		1,692
Residential Mortgage-Backed Securities - Agency		20,696		20,696
Residential and Commercial Mortgage Obligations		707		707
Corporate Debt Securities		24,284		24,284
Government and Agency Debt Securities		27,896		27,896
Total Wells Fargo Core Plus Bond Fund		81,280		81,280
Mutual Funds	84,441			84,441
Fidelity BrokerageLink Accounts	361,086			361,086

Total Investments	$1,061,898	$81,280		$1,143,178

Common Collective Trust Funds Measured at Net Asset Value				$5,312,739

Total Investments at Fair Value				$6,455,917

	Master Trust Investments
	Fair Value Measurements (in thousands of dollars)
	at October 31, 2017, Using

	Level 1	Level 2	Level 3	Total

Deere & Company Common Stock Fund	$629,155			$629,155

Wells Fargo Core Plus Bond Fund:
Asset-Backed Securities		$3,844		3,844
Commercial Mortgage-Backed Securities		1,653		1,653
Residential Mortgage-Backed Securities - Agency		19,834		19,834
Residential and Commercial Mortgage Obligations		1,139		1,139
Corporate Debt Securities		25,978		25,978
Government and Agency Debt Securities		27,668		27,668
Total Wells Fargo Core Plus Bond Fund		80,116		80,116
Mutual Funds	90,603			90,603
Fidelity BrokerageLink Accounts	345,218			345,218

Total Investments	$1,064,976	$80,116		$1,145,092

Common Collective Trust Funds Measured at Net Asset Value				$5,083,142

Total Investments at Fair Value				$6,228,234

5.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 3,610,110 and 3,714,203 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $236 million and $223 million at October 31, 2018 and 2017, respectively.  During the year ended October 31, 2018, the Plan recorded dividend income of approximately $8.9 million from the Company’s common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager, and recordkeeper.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.                    FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated October 5, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC.  The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7.     PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2018 and 2017 (in thousands of dollars):

	2018	2017

Net assets available for benefits per the financial statements	$6,138,868	$5,951,805
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts		2,000
Net assets available for benefits per the Form 5500	$6,138,868	$5,953,805

For the year ended October 31, 2018, the following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 (in thousands of dollars):

Increase in net assets available for benefits per the financial statements	$187,063
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts, October 31, 2017	(2,000)
Increase in net assets per the Form 5500	$185,063

*  *  *  *  *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2018

Current
(In thousands of dollars)	Value**

LOANS TO PARTICIPANTS (at interest rates of 4.75% to 7.25%,
maturing from November 2018 through November 2028)*	$46,281

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY (Registrant)

By:	/s/ Marc A. Howze
Marc A. Howze
Senior Vice President & Chief Administrative Officer

Date:  27 February 2019